Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

BANNER CORPORATION

and

HOME FEDERAL BANCORP, INC.

Dated as of September 24, 2013

i

3.22	State Takeover Laws	25
3.23	Reorganization	25
3.24	Opinion	25
3.25	Home Information	25
3.26	Loan Portfolio	25
3.27	Insurance	26
3.28	Shared-Loss Agreements	27
3.29	No Other Representations or Warranties	27

	ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF BANNER

4.1	Corporate Organization	28
4.2	Capitalization	29
4.3	Authority; No Violation	30
4.4	Consents and Approvals	30
4.5	Reports	30
4.6	Financial Statements	31
4.7	Broker’s Fees	32
4.8	Absence of Certain Changes or Events	32
4.9	Legal Proceedings	33
4.10	Taxes and Tax Returns	33
4.11	Employees	34
4.12	SEC Reports	36
4.13	Compliance with Applicable Law	36
4.14	Agreements with Regulatory Agencies	37
4.15	Risk Management Instruments	37
4.16	Environmental Matters	37
4.17	Investment Securities and Commodities	38
4.18	Real Property	38
4.19	Intellectual Property	38
4.20	Related Party Transactions	38
4.21	Reorganization	39
4.22	Banner Information	39
4.23	Loan Portfolio	39
4.24	Insurance	40
4.25	Ownership of Home Common Stock	40
4.26	No Other Representations or Warranties	40

	ARTICLE V - COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Home Conduct of Businesses Prior to the Effective Time	40
5.2	Home Forbearances	41
5.3	Banner Conduct of Business Prior to the Effective Time	44
5.4	Banner Forbearances	44

	ARTICLE VI - ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	45
6.2	Access to Information; Current Information; Attendance at Meetings	46
6.3	Shareholder Meeting	48
6.4	Reservation of Common Stock; NASDAQ Listing	48

6.5	Employee Matters	49
6.6	Officers’ and Directors’ Insurance; Indemnification	50
6.7	Exemption from Liability Under Section 16(b)	51
6.8	No Solicitation	51
6.9	Notification of Certain Matters	53
6.10	Correction of Information	53
6.11	Certain Policies	54
6.12	System Integration	54
6.13	Coordination; Integration	54
6.14	Tax Matters	54
6.15	Delivery of Agreements	55
6.16	Pre-Closing Deliveries	55

	ARTICLE VII - CONDITIONS PRECEDENT

7.1	Conditions to Each Party's Obligations	55
7.2	Conditions to Obligations of Banner	55
7.3	Conditions to Obligations of Home	56

	ARTICLE VIII - TERMINATION AND AMENDMENT

8.1	Termination	57
8.2	Effect of Termination	59
8.3	Fees and Expenses	59
8.4	Termination Fee	59
8.5	Amendment	60
8.6	Extension; Waiver	60

	ARTICLE IX - GENERAL PROVISIONS

9.1	Closing	60
9.2	Nonsurvival of Representations, Warranties and Agreements	61
9.3	Notices	61
9.4	Interpretation	61
9.5	Counterparts	62
9.6	Entire Agreement	62
9.7	Governing Law; Jurisdiction	62
9.8	Publicity	62
9.9	Assignment; Third Party Beneficiaries	62
9.10	Specific Performance; Time of the Essence	63

SIGNATURES		64

Exhibit A	Voting Agreement
Exhibit B	Non-Compete Agreement
Exhibit C	Estimated Transaction Costs
Exhibit D	Bank Merger Agreement
Exhibit E	Third Party Contracts
Exhibit F	Index Group

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	52
Acquisition Proposal	53
Action	16
Aggregate Cash Consideration	2
Aggregate Cash Consideration for Option Purposes	5
Aggregate Stock Consideration	3
Agreement	1
Article III Standard	9
Article IV Standard	28
Articles of Merger	2
Bank Merger	6
Bank Merger Agreement	6
Bank Merger Certificates	6
Banner	1
Banner Articles	28
Banner Average Closing Price	8
Banner Benefit Plans	34
Banner Bylaws	28
Banner Common Stock	2
Banner Disclosure Schedule	27
Banner ERISA Affiliate	34
Banner Leased Properties	38
Banner Owned Properties	38
Banner Qualified Plan	34
Banner Real Property	38
Banner Regulatory Agreement	37
Banner Reports	36
Banner Restricted Stock Award	29
Banner Stock Options	29
Banner Stock Plans	29
Banner Subsidiary	28
Base Termination Fee	59
BHC Act	10
Cancelled Shares	4
Certificate	7
Change in Recommendation	52
Closing	60
Closing Date	61
Closing Price Change Ratio	58
Code	1
Confidentiality Agreement	48
Covered Employees	49
DFI	13
Effective Time	2
Enforceability Exceptions	22
Environmental Laws	23
ERISA	18
Exchange Act	15
Exchange Agent	6
Exchange Agent Agreement	6
Exchange Fund	7

Exchange Ratio	3
FDIC	3
Federal Reserve Board	13
Final Average Price	58
Final Determination Letter	49
Final Index Price	58
Fully Diluted Exchange Ratio	5
Fully Diluted Per Share Cash Consideration	4
GAAP	10
Governmental Entity	13
Home	1
Home Articles	11
Home Benefit Plans	18
Home Board Confidential Matters	48
Home Board Recommendation	48
Home Bylaws	11
Home Change in Control Agreement	3
Home Closing Tangible Net Worth	3
Home Common Stock	2
Home Confidential Information	52
Home Contract	22
Home Default	13
Home Deferred Compensation Plan	4
Home Disclosure Schedule	9
Home ERISA Affiliate	18
Home General Severance Plan	4
Home Individuals	52
Home Insiders	51
Home KSOP	49
Home Leased Properties	24
Home Option Shares	4
Home Owned Properties	23
Home Qualified Plan	18
Home Real Property	24
Home Regulatory Agreement	22
Home Reports	20
Home Representatives	52
Home Shareholder Meeting	48
Home Stock Option	4
Home Stock Plans	4
Home Subsidiary	11
HSR Act	13
Idaho Department	13
Index Change Ratio	58
Index Group	59
Initial Index Price	59
Initial Price	59
Insurance Amount	50
Intellectual Property	24
In-the-Money Home Stock Options4	4
IRS	17
Letter of Transmittal	7
Liens	12

v

Loans	25
Maryland Department	2
Material Adverse Effect	10
Merger	1
Merger Consideration	2
MGCL	2
Multiemployer Plan	19
Multiple Employer Plan	19
NASDAQ	8
Non-Compete Agreement	1
Non-Restricted Period	52
Notice Date	48
OCC	14
Oregon Division	13
OTS	14
Parties	1
Per Share Cash Consideration	2
Per Share Option Value	5
Permitted Encumbrances	24
Proxy Statement	13
Reduced Termination Fee	60
Regulatory Agencies	14
Requisite Home Vote	12
Requisite Regulatory Approvals	55
Restricted Share	5
S-4	13
Sarbanes-Oxley Act	15
SEC	9
Securities Act	20
Shared-Loss Agreement	10
SRO	14
Subsidiary	11
Superior Proposal	53
Surviving Company	1
Takeover Statutes	25
TARP Warrant	29
Tax	17
Tax Return	17
Taxes	17
Total Cash Consideration	6
Total Share Consideration	6
Transaction Costs	3
Treasury	1
Unduly Burdensome Condition	56
Voting Agreement	1
Washington Secretary	2
WBCA	2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 24, 2013 (this “Agreement”), by and between Banner Corporation, a Washington corporation (“Banner”), and Home Federal Bancorp, Inc., a Maryland corporation (“Home”, and together with Banner, the “Parties”).

RECITALS

A.           The Boards of Directors of the Parties have determined that it is advisable and in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Home will, on the terms and subject to the conditions set forth in this Agreement, merge with and into, Banner (the “Merger”), with Banner as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”).

B.           As a condition to the willingness of Banner to enter into this Agreement, all of the directors and executive officers of Home and Home Federal Bank, its wholly-owned financial institution subsidiary, have agreed to enter into voting agreements (each a “Voting Agreement”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with Banner, pursuant to which each such director and executive officer has agreed, among other things, to vote all of the Home Common Stock (as defined in Section 1.4(b)) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the Voting Agreement.

C.           As a condition to the willingness of Banner to enter into this Agreement, all of the directors and executive officers of Home and Home Federal Bank have entered into non-compete and non-solicitation agreements (each a “Non-Compete Agreement”), substantially in the form attached hereto as Exhibit B, dated as of the date hereof but effective upon consummation of the Merger, with Banner.

D.           The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” within the meaning of United States Department of the Treasury (“Treasury”) Regulations Section 1.368-2(g).

E.           The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.

(a)           Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”) and the Washington Business Corporation Act (“WBCA”), at the Effective Time (as defined in Section 1.2), Home shall merge with and into Banner. Banner shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Washington. As of the Effective Time, the separate corporate existence of Home shall cease.

(b)           Subject to the consent of Home, which shall not be unreasonably withheld or delayed, Banner may at any time change the method of effecting the combination (including by providing for the merger of a wholly-owned subsidiary of Banner with Home) if and to the extent requested by Banner; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(b)) to be received by the shareholders of Home, (ii) adversely affect the tax consequences of the Merger to the shareholders of Home or the tax treatment of either party pursuant to this Agreement or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.

1.2           Effective Time. Subject to the terms and conditions of this Agreement, the Parties shall execute, and Banner shall cause to be filed with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Department”) and the Secretary of State of the State of Washington (the “Washington Secretary”), articles of merger and short form plans of merger as provided in the MGCL and WBCA (collectively the “Articles of Merger”). The Merger shall become effective at such time as designated in the Articles of Merger (the “Effective Time”).

1.3           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the MGCL and WBCA.

1.4           Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Home, Banner or the holders of any of the following securities:

(a)           Each share of common stock, $0.01 par value, of Banner (“Banner Common Stock”) issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Company.

(b)           Each share of the common stock, $0.01 par value, of Home (“Home Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares (as defined in Section 1.4(c)) but including Restricted Shares (as defined in Section 1.5(b)) shall be converted into the right to receive the following consideration (the “Merger Consideration”):

(i)
an amount of cash without interest equal to the quotient of (A) the Aggregate Cash Consideration divided by (B) the aggregate of the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time including Restricted Shares (such amount the “Per Share Cash Consideration”); and for purposes of this Agreement, the term “Aggregate Cash Consideration” means $87.6 million (x) plus the amount that the tangible shareholders’ equity of Home as of the last day of the calendar month preceding the Effective Time (determined without taking into account Transaction Costs) (the “Home Closing Tangible Net Worth”) is greater than $168.1 million or minus the amount that the Home Closing Tangible Net Worth is less than $168.1 million, minus (y) the aggregate cash paid to the holders of Home Stock Options (as defined in Section 1.5) as described in Section 1.5(a) and minus (z) the amount that the Transaction Costs (as defined below) exceed $11.65 million; and

(ii)
a number (such number, the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Banner Common Stock equal to the quotient of (A) the Aggregate Stock Consideration (as defined below) divided by (B) the aggregate of the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time including Restricted Shares ( as defined in Section 1.5(b).

For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Aggregate Stock Consideration” means (A) 2,904,000 shares of Banner Common Stock subject to appropriate adjustment (i) (without duplication based on the same adjustment being provided elsewhere in this Agreement) for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Banner Common Stock declared or effected after the date hereof and prior to the Closing Date (as defined in Section 9.1) and (ii) as provided in Section 8.1(h), if the Banner Average Closing Price is $40.00 or less or (B) a number of shares of Banner Common Stock equal to the quotient of (i) $116,160,000 divided by (ii) the Banner Average Closing Price (as defined in Section 2.3(f)), if the Banner Average Closing Price is greater than $40.00, in each case with the $40.00 threshold amount being appropriately adjusted for any stock split, reverse stock split, recapitalization, reclassification or similar translation with respect to the then outstanding shares of Banner Common Stock declared or effected after the date hereof and prior to the Closing Date.

“Transaction Costs” means the aggregate of (A) all professional, advisory, brokerage and fairness opinion fees and expenses (including reimbursable costs) incurred by Home and its Subsidiaries (as defined in Section 3.1(a)), regardless of when payable, in connection with or relating to this Agreement and the transactions contemplated hereby, (B) the value of any consideration paid and/or to be subsequently paid to the Federal Deposit Insurance Corporation (the “FDIC”), as Receiver, in connection with or relating to any consent or approval granted under any Shared-Loss Agreement (as defined in Section 3.1(a)) pertaining to any of the transactions contemplated by this Agreement, (C) the termination, remaining historical conversion costs, estimated conversion and penalty costs associated with vendor contracts and/or commitments to which Home or any of its Subsidiaries is a party or otherwise bound that Banner or a Banner Subsidiary does not intend to continue after the Effective Time (other than for a transition period) including data processing contracts and commitments, (D) the value of any consideration paid and/or to be subsequently paid to any third party in connection with or relating to any consent or approval granted to Home or a Home Subsidiary pertaining to any of the transactions contemplated by this Agreement, (E) the costs and expenses incurred by Home and its Subsidiaries relating to the printing and mailing of the Proxy Statement (as defined in Section 3.4), (F) the cost of compensation and other benefits to be provided under each change in control, severance, employment or similar agreement to which Home or any of its Subsidiaries is a party (each a “Home Change in Control Agreement”) (assuming for purposes hereof the employee or service provider experiences a discharge by the employer without cause in connection with the transactions contemplated by this Agreement), (G) estimated costs to be incurred in connection with terminations under the Home Federal Bank Employee Severance Compensation Plan, as amended (the “Home General Severance Plan”), including severance, paid time off and similar costs (H) the unaccrued present value cost of benefits under each deferred compensation plan, arrangement or agreement maintained by Home or any of its Subsidiaries or to which it is a party including all non-qualified retirement and salary continuation benefits (each a “Home Deferred Compensation Plan”) (assuming for purposes hereof the director, employee or other service provider experiences a discharge by the employer without cause in connection with the transactions contemplated by this Agreement), (I) unaccrued paid time off at Home and its Subsidiaries and (J) any retention payments to be made by any of the Parties or any of its Subsidiaries to employees of Home or any of its Subsidiaries. A detailed listing of the estimated Transaction Costs is set forth on the attached Exhibit C.  Transaction Costs will include good faith estimates to the extent amounts are unknown or cannot be calculated to exact numbers.

(c)           All shares of Home Common Stock issued and outstanding immediately prior to the Effective Time that are owned directly by Banner, Home or Home Federal Bank (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Banner or Home in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

1.5           Stock Options and Restricted Shares.

(a)           As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Home Common Stock granted under the Home Stock Plans (a “Home Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be automatically cancelled and shall only entitle the holder thereof to receive from Banner within ten (10) days of the Effective Time, an amount in cash, without any interest and subject to any required Tax (as defined in Section 3.10(b)) withholding, equal to (i) the excess, if any, of (A) the Per Share Option Value over (B) the exercise price per share of Home Common Stock subject to such Home Stock Option multiplied by (ii) the number of shares of Home Common Stock subject to such Home Stock Option with an exercise price per share less than the Per Share Option Value.  All Home Stock Options with an exercise price per share equal to or greater than the Per Share Option Value shall at or immediately prior to the Effective Time be cancelled and terminated, and shall not be assumed by Banner in the Merger.  For purposes of this Agreement, the term “Home Stock Plans” means the Home 2005 Stock Option and Incentive Plan, the Home 2005 Recognition and Retention Plan and the Home 2008 Equity Incentive Plan.  For purposes of this section, the following terms are defined as:

(i)
the term “Fully Diluted Per Share Cash Consideration” means an amount of cash without interest equal to the quotient of (A) Aggregate Cash Consideration for Option Purposes divided by (B) the aggregate of (1) the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) including Restricted Shares and (2) the number of shares of Home Common Stock (“Home Option Shares”) subject to Home Stock Options immediately prior to the Effective Time that are to be cashed out under Section 1.5(a) (“In-the-Money Home Stock Options”); and for

purposes of this Agreement, the term “Aggregate Cash Consideration for Option Purposes” means $87.6 million (x) plus the amount that the Home Closing Tangible Net Worth as of the last day of the calendar month preceding the Effective Time (determined without taking into account Transaction Costs) is greater than $168.1 million or minus the amount that the Home Closing Tangible Net Worth is less than $168.1 million, plus (y) the aggregate of the exercise prices of all In-the-Money Home Stock Options, and minus (z) the amount that the Transaction Costs (as defined below) exceed $11.65 million;

(ii)
the term “Fully Diluted Exchange Ratio” means a number of validly issued, fully paid and nonassessable shares of Banner Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the aggregate of (1) the number of shares of Home Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) including Restricted Shares and (2) the number of Home Option Shares.

(iii)
the term “Per Share Option Value” shall be an amount equal to the sum of (A) the Fully Diluted Per Share Cash Consideration, and (B) the product of the Fully Diluted Exchange Ratio multiplied by the Banner Average Closing Price.

(b)           At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award in respect of a share of Home Common Stock subject to vesting, repurchase or other lapse restriction granted under a Home Stock Plan (each a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall be cancelled and converted into a right to receive the Merger Consideration (and cash in lieu of any fractional share interest of Banner Common Stock as provided in Section 2.3(f)) from Banner within ten (10) days following the Effective Time, subject to any required Tax withholding, upon delivery by the holder thereof to Banner of a Restricted Share cancellation agreement in a form reasonably satisfactory to Banner.

(c)           Prior to the Effective Time, the Board of Directors of Home (or, if appropriate, any committee administering the Home Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 1.5.

1.6           Incorporation Documents and Bylaws of the Surviving Company. At the Effective Time, the articles of incorporation of Banner in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The bylaws of Banner, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such bylaws.

1.7           Directors and Officers. The directors and officers of Banner immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.8           Additional Actions. If, at any time after the Effective Time, the Surviving Company shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Home acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Home, and its proper officers and directors, shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Company and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Company are fully authorized in the name of the Surviving Company or otherwise to take any and all such action without limitation except as otherwise required by applicable law.

1.9           Bank Merger. Home Federal Bank, an Idaho chartered commercial bank and wholly-owned subsidiary of Home, shall be merged with and into Banner Bank, a Washington chartered commercial bank and wholly-owned subsidiary of Banner (the “Bank Merger”), immediately following the Merger, with Banner Bank being the resulting bank in the Bank Merger. Following the Bank Merger, the separate corporate existence of Home Federal Bank shall cease. Immediately after entering into this Agreement, Banner Bank and Home Federal Bank will enter into the agreement and plan of merger attached hereto as Exhibit D (the “Bank Merger Agreement”). At the request of Banner, Home shall cause Home Federal Bank to execute such articles or certificates of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time.

1.10           Tax Adjustment.  Notwithstanding anything in this Agreement to the contrary, to preserve the status of the Merger as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code, if the aggregate value of the shares of Banner Common Stock to be issued in connection with the Merger (excluding the value of fractional shares for which cash is to be paid pursuant to Section 2.3(f)) based upon the closing price of the Banner Common Stock as reported on NASDAQ (as defined in Section 2.3(f)) on the trading day immediately preceding the Closing Date (the “Total Share Consideration”) would be less than 40% of the sum of the Total Cash Consideration (defined below) and the Total Share Consideration, then the Exchange Ratio will be increased with a corresponding decrease to the Per Share Cash Consideration so that the Total Share Consideration is equal to 40% of the sum of the Total Share Consideration and the Total Cash Consideration without changing the value of the Merger Consideration under Section 1.4(b) (i.e., the aggregate value of the Merger Consideration shall equal the Per Share Option Value both before and after such adjustments).  For purposes of this Agreement, the term “Total Cash Consideration” shall mean the sum of (i) the aggregate cash consideration to be paid in exchange for Home Common Stock and (ii) the aggregate cash consideration to be paid in lieu of fractional shares of Home Common Stock pursuant to Section 2.3(f).

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1           Exchange Agent. Prior to the Effective Time, Banner shall appoint an unrelated bank or trust company reasonably acceptable to Home, or Banner's transfer agent, pursuant to an agreement reasonably acceptable to Home (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

2.2           Deposit of Merger Consideration. Promptly after the Effective Time, Banner shall deposit with or make available to the Exchange Agent for exchange in accordance with Section 2.3:

(a) the Aggregate Stock Consideration, and (b) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Sections 2.3(f)) (collectively, the “Exchange Fund”), and Banner shall instruct the Exchange Agent to timely deliver the Merger Consideration.

2.3           Delivery of Merger Consideration.

(a)           Within five (5) business days after the Effective Time and subject to the receipt by the Exchange Agent of a list of Home’s shareholders in a format that is acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of record immediately prior to the Effective Time of certificates (other than with respect to Cancelled Shares and Restricted Shares) representing shares of Home Common Stock (each a “Certificate”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering each Certificate in exchange for the Merger Consideration, any cash in lieu of a fractional share of Banner Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)           Within ten (10) days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, or within five (5) business days after the Effective Time for any uncertificated shares of Home Common Stock, such holder of Home Common Stock will be entitled to receive the Merger Consideration and any cash in lieu of a fractional share of Banner Common Stock to be issued or paid in consideration therefor in respect of the shares of Home Common Stock represented by such holder’s Certificate or Certificates. Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of a fractional share of Banner Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to this Article II.

(c)           No dividends or other distributions with respect to Banner Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Banner Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Banner Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Banner Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Banner Common Stock issuable with respect to such Certificate.

(d)           In the event of a transfer of ownership of a Certificate representing Home Common Stock prior to the Effective Time that is not registered in the stock transfer records of Home, the Merger Consideration and any cash in lieu of a fractional share of Banner Common Stock to be issued or paid in consideration therefor shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Home Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.10(b)) required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Banner that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) six (6) months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Banner) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of a fractional share of Banner Common Stock otherwise payable pursuant to this Agreement to any holder of Home Common Stock such amounts as the Exchange Agent or Banner, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Banner, as the case may be, and timely paid over to the appropriate Governmental Entity (as defined in Section 3.4), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Home Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Banner, as the case may be.

(e)           After the Effective Time, there shall be no transfers on the stock transfer books of Home of the shares of Home Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Home Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Banner Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(f)           Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Banner Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Banner Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Banner. In lieu of the issuance of any such fractional share, Banner shall pay to each former shareholder of Home who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Banner Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Home Common Stock held by such holder at the Effective Time and rounded to the nearest one ten thousandth when expressed in decimal form) of Banner Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(b). For purposes of this Agreement, the term “Banner Average Closing Price” means the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of Banner Common Stock on the NASDAQ Global Select Market (“NASDAQ”) for the twenty (20) trading days immediately preceding the tenth (10th) day prior to the Closing Date (as defined in Section 9.1).

(g)           Any portion of the Exchange Fund that remains unclaimed by the shareholders of Home at the expiration of six (6) months after the Effective Time shall be paid to Banner. In such event, any former shareholders of Home who have not theretofore complied with this Article II shall thereafter look only to Banner with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Banner Common Stock deliverable in respect of each share represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Banner, Home, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Home Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Banner or the Exchange Agent, the posting by such person of a bond in such amount as Banner may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i)           In the case of outstanding shares of Home Common Stock that are not represented by Certificates, the Parties shall make such adjustments to Article II as are necessary or appropriate to implement the same purpose and effect that Article II has with respect to shares of Home Common Stock that are represented by Certificates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HOME

Except (a) as disclosed in the disclosure schedule delivered by Home to Banner concurrently herewith (the “Home Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Home Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Home that such item represents an exception or fact, event or circumstance that is, or is reasonably likely to result in, a Material Adverse Effect (as defined in Section 3.1(a)), and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (A) any other section of Article III specifically referenced or cross-referenced and (B) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Home Reports (as defined in Section 3.12) filed with or furnished to the Securities and Exchange Commission (“SEC”) by Home since December 31, 2010, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Home hereby represents and warrants to Banner that the representations and warranties contained in this Article III are true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article III Standard or as otherwise provided in this paragraph.  No representation or warranty of Home contained in this Article III shall be deemed to be untrue or incorrect, and Home shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events has had or is reasonably expected to have a Material Adverse Effect (as defined in Section 3.1(a)) on Home, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties (the “Article III Standard”), except as set forth immediately below.  The Article III Standard shall not apply to: (x) the representations and warranties of Home set forth in Section 3.2(a), Section 3.7, Section 3.8(a), and Section 3.24 which shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are immaterial) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; (y) the representations and warranties of Home set forth in Section 3.1(b) (but only with respect to Home Federal Bank), Section 3.2(b) (but only with respect to Home Federal Bank), Section 3.3(a), Section 3.6(a), Section 3.8(c), Section 3.11(a), (f), (h) and (l), Section 3.14(a), and the last sentence of Section 3.14(b) which shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (z) the representations and warranties of Home set forth in Section 3.9, Section 3.10(a), Section 3.13, Section 3.26 and Section 3.28 shall be true and correct in all material respects as of the date of this Agreement.

3.1	Corporate Organization.

(a)           Home is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  Home has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted.  Home is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Home.  As used in this Agreement, the term “Material Adverse Effect” means, with respect to Banner, Home or the Surviving Company, as the case may be, (i) a material adverse effect on the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities (as defined in Section 3.4), (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof, (F) changes in the value of the securities or loan portfolio, or changes in the value of the deposits or borrowings, of such party or its Subsidiaries, resulting from a change in interest rates generally except, with respect to subclauses (A), (B), (C), or (F) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), (ii) in the case of Home, any event or occurrence, including the Merger or the Bank Merger, that results in or is reasonably likely to result in the loss of any material amount of loss share coverage from the FDIC, as Receiver, under any shared-loss agreements between Home Federal Bank and the FDIC, as Receiver (each a “Shared-Loss Agreement”), or (iii) a material adverse effect on the ability of such party to timely consummate the transactions contemplated hereby.  As used in this Agreement, the word “Subsidiary” when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.  True and complete copies of the articles of incorporation of Home (the “Home Articles”) and the bylaws of Home (the “Home Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Home to Banner.

(b)           Each Subsidiary of Home (a “Home Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Home and (iii) has all requisite corporate power and authority to own or lease its properties and assets as presently owned, operated or leased and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of Home to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of each Subsidiary of Home that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and, to the knowledge of Home, no proceedings for the termination of such insurance are pending or threatened.  Home’s Annual Report on Form 10-K for the period ended December 31, 2012 includes a true and complete list of all Significant Subsidiaries of Home, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act (as defined in Section 3.6(c)), as of the date hereof.  True and complete copies of the organization and governing documents of each such Significant Subsidiary, as in effect as of the date hereof, have been previously made available by Home to Banner.

3.2           Capitalization.

(a)           The authorized capital stock of Home currently consists of 90,000,000 shares of Home Common Stock and 10,000,000 shares of serial preferred stock, par value $0.01 per share.  As of the date hereof, there were (i) 16,872,452 shares of Home Common Stock issued, including 2,350,256 shares of Home Common Stock held in treasury, and 14,522,196 shares of Home Common Stock outstanding, including 109,423 Restricted Shares, (ii) no shares of serial preferred stock issued or outstanding, (iii) 1,005,773 shares of Home Common Stock reserved for issuance upon the exercise of outstanding Home Stock Options, and (iv) no other shares of capital stock or other voting securities of Home issued, reserved for issuance or outstanding.  Immediately prior to the Effective Time, the outstanding shares of Home Common Stock including Restricted Shares and net of shares held in treasury shall not exceed 14,522,196 plus the number of shares that may be issued after the date hereof in connection with the exercise of Home Stock Options outstanding on the date hereof. All of the issued and outstanding shares of Home Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Home may vote.  No trust preferred or subordinated debt securities of Home or any of its Subsidiaries are issued or outstanding.  Other than Home Stock Options outstanding on the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Home to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.  To the knowledge of Home, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Home Common Stock or other equity interests of Home.  Section 3.2(a) of the Home Disclosure Schedule sets forth a true, correct and complete list of all Home Stock Options and Restricted Shares outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Home Stock Option, (iii) the number of Restricted Shares, (iv) the grant date of each such Home Stock Option and Restricted Share and (v) the exercise price for each such Home Stock Option.  Other than the Home Stock Options and Restricted Shares, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Home or any of its Subsidiaries) are outstanding.

(b)           Home owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Home Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Home Federal Bank, as provided under applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Home Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)           Home does not have a dividend reinvestment plan or any shareholders’ rights plan.

3.3	Authority; No Violation.

(a)           Home has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Home.  The Board of Directors of Home has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Home and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Home’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect.  Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Home Common Stock (the “Requisite Home Vote”) and the adoption and approval of the Bank Merger Agreement by Home as the sole shareholder of Home Federal Bank, no other corporate proceedings on the part of Home or any Home Subsidiary are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Home and (assuming due authorization, execution and delivery by Banner) constitutes a valid and binding obligation of Home, enforceable against Home in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions (as defined in Section 3.16).

(b)           Neither the execution and delivery of this Agreement by Home nor the consummation by Home or any Home Subsidiary of the transactions contemplated hereby, nor compliance by Home or any Home Subsidiary with any of the terms or provisions hereof, will (i) violate any provision of the Home Articles, the Home Bylaws, or the organization or governing documents of any Home Subsidiary or (ii) assuming that the consents and approvals referred to in

Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Home, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Home or any of its Subsidiaries (each a “Home Default”) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Home or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Home.

(c)           The Board of Directors of Home Federal Bank has adopted the Bank Merger Agreement, Home, as the sole shareholder of Home Federal Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement will be duly executed by Home Federal Bank on the date of this Agreement.

3.4          Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Idaho Department of Finance (the “Idaho Department”) and the Washington State Department of Financial Institutions, Division of Banks (the “DFI”), the Oregon Division of Finance and Corporate Securities (the “Oregon Division”), if applicable, the FDIC and any government sponsored entity with respect to any loan program offered by it in which Home Federal Bank participates in connection with the Bank Merger or the transfer of the Shared-Loss Agreements, and approval of such applications, filings and notices, (d)  the filing with the SEC of a proxy statement in definitive form relating to the meeting of Home’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Banner in connection with the transactions contemplated by this Agreement, to, among other things, register any securities issuable by Banner in conjunction with the transactions contemplated by this Agreement with the SEC pursuant to the Securities Act (as defined in Section 3.12), and declaration of effectiveness of the S-4, (e) any filings or notices with the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (f) the filing of the Articles of Merger with the Maryland Department pursuant to the MGCL and the Washington Secretary pursuant to the WBCA, and the filing of the Bank Merger Certificates, and (g) such filings and approvals as are required to be made or obtained under the federal securities laws, or the securities or “Blue Sky” laws of various states in connection with the issuance by Banner of any securities pursuant to this Agreement and the approval of the listing of the shares of Banner Common Stock issued in conjunction with the transactions contemplated by this Agreement on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined in Section 3.5) (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Home of this Agreement or (B) the consummation by Home of the Merger and the consummation by Home or any Home Subsidiary of the other transactions contemplated hereby (including the Bank Merger).  As of the date hereof, Home is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5          Reports. Home and each of its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010, with (a) any state regulatory authority, including the Idaho Department and the Oregon Division, (b) the SEC, (c) the Federal Reserve Board, (d) the FDIC, (e) the Office of the Comptroller of the Currency (the “OCC”), (f) the Office of Thrift Supervision (the “OTS”), (g) any foreign regulatory authority and (h) any self-regulatory organization (an “SRO”) ((a) — (h), collectively “Regulatory Agencies”), including any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Home.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Home and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Home, investigation into the business or operations of Home or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home.  There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Home or any of its Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Home or any of its Subsidiaries since January 1, 2010, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home.

3.6	Financial Statements.

(a)           The financial statements of Home and its Subsidiaries included (or incorporated by reference) in the Home Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Home and its Subsidiaries, (ii)  fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Home and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Home and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Crowe Horwath LLP has not resigned (or informed Home that it intends to resign) or been dismissed as independent public accountants of Home as a result of or in connection with any disagreements with Home on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home, neither Home nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Home included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c)           The records, systems, controls, data and information of Home and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Home or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Home.  Home (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Home, including its Subsidiaries, is accumulated and communicated to the chief executive officer and the chief financial officer of Home by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Home’s outside auditors and the audit committee of Home’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Home’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Home’s internal controls over financial reporting.  These disclosures were made in writing by management to Home’s auditors and audit committee and a copy has previously been made available to Banner.  There is no reason to believe that Home’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)           Since January 1, 2010, (i) neither Home nor any of its Subsidiaries, nor, to the knowledge of Home, any director, officer, auditor, accountant or representative of Home or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Home or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Home or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Home or any of its Subsidiaries, whether or not employed by Home or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Home or any of its officers, directors, employees or agents to the Board of Directors of Home or any committee thereof or to the knowledge of Home, to any director or officer of Home.

3.7          Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereunder, neither Home nor any Home Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.  Home has disclosed to Banner as of the date hereof the aggregate fees provided for in connection with the engagement by Home of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereunder.

3.8      Absence of Certain Changes or Events.

(a)           Since December 31, 2012, no event or events (including Actions (as defined in Section 3.9(a)) have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home.

(b)           Since December 31, 2012, to the date hereof, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Home and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

(c)           Neither Home nor any of its Subsidiaries has taken any action since June 30, 2013, that, if taken after the date of this Agreement, would constitute a breach of any of the covenants of Home contained in Section 5.2.

3.9	Legal Proceedings.

(a)           There is no material action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) (or basis therefor) pending or, to the knowledge of Home, threatened against or affecting Home or any of its Subsidiaries, any of their respective properties or any of their respective assets.  Since January 1, 2010, (i) there have been no subpoenas, written demands, or document requests received by Home or any of its Subsidiaries from any Governmental Entity, except such as are received by Home or any of its Subsidiaries in the ordinary course of business or as are not, individually or in the aggregate, material to Home taken as a whole, and (ii) no Governmental Entity has requested that Home or any of its Subsidiaries enter into a settlement negotiation or tolling agreement with respect to any matter related to any such subpoena, written demand, or document request.

(b)           There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Home, any of its Subsidiaries or the assets of Home or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Company or any of its affiliates).

3.10        Taxes and Tax Returns.

(a)           Each of Home and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns that were required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither Home nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).  All material Taxes of Home and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid other than Taxes that have been reserved or accrued on the balance sheet of Home or its Subsidiaries or which Home and/or its Subsidiaries is contesting in good faith.  Each of Home and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Home nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.  The federal income Tax Returns of Home and its Subsidiaries for all years to and including

2008 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  Neither Home nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Home and its Subsidiaries or the assets of Home and its Subsidiaries.  Home has made available to Banner true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.  Neither Home nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Home and its Subsidiaries).  Neither Home nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Home) or (ii) has any liability for the Taxes of any person (other than Home or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Home nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Home nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any predecessor provision), and neither Home nor any of its Subsidiaries has been notified of, or to the knowledge of Home or its Subsidiaries has participated in, a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).  At no time during the past five (5) years has Home been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.  There are no Liens for Taxes upon the assets of Home or any of its Subsidiaries other than Liens for current Taxes not yet due and payable.  As of the date hereof, neither Home nor its Subsidiaries has knowledge of any conditions which exist or which may fail to exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  No claim has ever been made by any Governmental Entity in a jurisdiction where Home or a Home Subsidiary does not file Tax Returns that Home or such Subsidiary is or may be subject to taxation by that jurisdiction.  Neither Home nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code.  Neither Home nor any of its Subsidiaries has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.

(b)           As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)           As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11	Employees.

(a)           Set forth in Section 3.11(a) of the Home Disclosure Schedule is a true, correct and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, health, disability or life insurance, supplemental retirement, salary continuation and other welfare and benefit plans, programs or arrangements, and all retention, bonus, employment, termination, severance and change in control plans, programs, arrangements, contracts and agreements to or with respect to which Home or any Subsidiary or any trade or business of Home or any of its Subsidiaries, whether or not incorporated, all of which together with Home would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Home ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Home or any of its Subsidiaries or any Home ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Home or any of its Subsidiaries or any Home ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the “Home Benefit Plans”).

(b)           Home has heretofore made available to Banner true and complete copies of each of the Home Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any Home Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination letter, if any, relating to a Home Benefit Plan, and (iv) the most recently prepared actuarial report for each Home Benefit Plan (if applicable) for each of the last two (2) years.

(c)           Each Home Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  Neither Home nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Home Benefit Plan, and neither Home nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)           Home has previously made available to Banner each Home Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each a “Home Qualified Plan”).  The IRS has issued a favorable determination letter with respect to each Home Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Home, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Home Qualified Plan or the related trust or increase the costs relating thereto.  No trust funding of any Home Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)           Each Home Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f)           No Home Benefit Plan is subject to Title IV or Section 302 of ERISA.

(g)           None of Home and its Subsidiaries nor any Home ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Home and its Subsidiaries nor any Home ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h)           Except as set forth in Section 3.11(h) of the Home Disclosure Schedule, neither Home nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i)           All contributions required to be made to any Home Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Home Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Home.

(j)           There are no pending or threatened claims (other than claims for benefits in the ordinary course of business) or other Actions which have been asserted or instituted, and, to Home’s knowledge, no set of circumstances exists which may reasonably give rise to any Action against the Home Benefit Plans, any fiduciaries thereof with respect to their duties to the Home Benefit Plans or the assets of any of the trusts under any of the Home Benefit Plans which could reasonably be expected to result in any material liability of Home or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Home Benefit Plan, or any other party.

(k)           None of Home and its Subsidiaries nor any Home ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Home Benefit Plans or their related trusts, Home, any of its Subsidiaries, any Home ERISA Affiliate or any person that Home or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Home or any of its Subsidiaries, or result in any limitation on the right of Home or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Home Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Home or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code.  Neither Home nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Home or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.  No Home Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.  Home has made available to Banner true, correct and complete copies of estimated Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(m)           There are no pending or, to Home’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Home or any of its Subsidiaries, or any strikes or other material labor disputes against Home or any of its Subsidiaries.  Neither Home nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Home or any of its Subsidiaries and, to the knowledge of Home, there are no organizing efforts by any union or other group seeking to represent any employees of Home or any of its Subsidiaries.

3.12         SEC Reports. As of their respective filing dates, no Home Report (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  For purposes of this Agreement, “Home Reports” means each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Home pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act since December 31, 2009.  As of their respective dates, all Home Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Home has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Home Reports.

3.13         Compliance with Applicable Law. Home and each of its Subsidiaries holds, and has at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Home, and to the knowledge of Home no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Home and each of its Subsidiaries complies, and has complied at all times since December 31, 2010, in all material respects with and is not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Home or any of its Subsidiaries, or their respective assets, properties, operations or employees, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall

Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Home Federal Bank has a Community Reinvestment Act rating of “satisfactory” or better.  Without limitation, none of Home, or its Subsidiaries, or to the knowledge of Home, any director, officer, employee, agent or other person acting on behalf of Home or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Home or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Home or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Home or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Home or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Home or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Home or any of its Subsidiaries, or is currently subject to any United States sanctions administered by Treasury’s Office of Foreign Assets Control.

3.14	Certain Contracts.

(a)           Set forth in Section 3.14(a) of the Home Disclosure Schedule is a true, correct and complete list of all contracts, arrangements, commitments or understandings (whether written or oral) in effect as of the date hereof to which Home or any of its Subsidiaries is a party to or bound by (i) with respect to the payment of fees, compensation or benefits to any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Banner, Home, the Surviving Company, or any of their respective Subsidiaries to any director, officer, employee or service provider thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Home or any of its affiliates or upon consummation of the Merger or the Bank Merger will restrict the ability of the Surviving Company or any of its affiliates to engage in any line of business and such requirement is not terminable by Home or its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) (including any Home Benefit Plan) pursuant to which any of the benefits thereunder will be increased, or the vesting of the benefits will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Home or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank of Seattle and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Home or its Subsidiaries, (ix) that involves the payment by Home or any of its Subsidiaries of more than fifty thousand dollars ($50,000) per annum or two hundred thousand dollars ($200,000) in the aggregate (other than any such contracts which are terminable by Home or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), (x) that obligates Home or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis (other than any such contracts which are terminable by Home or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice) or (xi) that provides for contractual indemnification of more than ten thousand dollars ($10,000) to any director, officer, employee or service provider.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) is referred to herein as a “Home Contract.”

(b)           To the knowledge of Home, (i) each Home Contract is valid and binding on Home or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Home and each of its Subsidiaries has performed all material obligations required to be performed by it to date under each Home Contract, (iii) each third-party counterparty to each Home Contract has performed all material obligations required to be performed by it to date under such Home Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Home or any of its Subsidiaries under any such Home Contract. No Home Default will occur under any Home Contract by virtue of the consummation of any of the transactions contemplated by this Agreement.

3.15         Agreements with Regulatory Agencies. Neither Home nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Home Disclosure Schedule, a “Home Regulatory Agreement”), nor has Home or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Home Regulatory Agreement.

3.16        Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Home, any of its Subsidiaries or for the account of a customer of Home or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Home or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”), and are in full force and effect.  Home and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Home’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Home, Home and its Subsidiaries are in compliance with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to:  (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”).  There are no Actions, or, to the knowledge of Home, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Home or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the knowledge of Home, threatened (in writing issued to Home or its Subsidiaries) against Home or any of its Subsidiaries, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home. To the knowledge of Home, there is no reasonable basis at this time to conclude that any Actions referenced in the preceding sentence will impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Home.  As of the date of this Agreement, neither Home nor any of its Subsidiaries is a party to any written agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

3.18        Investment Securities and Commodities.

(a)           Each of Home and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Home or its Subsidiaries.  Such securities and commodities are valued on the books of Home in accordance with GAAP in all material respects.

(b)           Home and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Home believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, Home has made available to Banner the material terms of such policies, practices and procedures.

3.19     Real Property. Home or a Home Subsidiary (a) has good title to all the real property reflected in the latest audited balance sheet included in the Home Reports as being owned by Home or a Home Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Home Owned Properties”), free and clear of all Liens, except (i) as noted in the latest balance sheet included in the Home Reports, (ii) statutory Liens securing payments not yet due, (iii) Liens for real property Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and reflected in the Home Reports, (iv) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Home Reports (except for leases that have expired by their terms since the date thereof) (the “Home Leased Properties” and, collectively with the Home Owned Properties, the “Home Real Property”), and is in possession of the properties purported to be leased thereunder, and to Home’s knowledge each such lease is valid without default thereunder by the lessee or the lessor.  There are no pending or, to the knowledge of Home, threatened condemnation proceedings against the Home Real Property.

3.20          Intellectual Property. Home and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on Home: (a) (i) the use of any Intellectual Property by Home and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Home or any Home Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Home or any of its Subsidiaries that Home or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to Home’s knowledge, no person is challenging, infringing on or otherwise violating any right of Home or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Home or its Subsidiaries, and (c) neither Home nor any Home Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Home or any Home Subsidiary, and Home and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Home and its Subsidiaries necessary for the conduct of its business as currently conducted.  For purposes of this Agreement, “Intellectual Property” means: trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; computer programs, whether in source code or object code form (including any and all software implementation algorithms), databases and compilations (including any and all data and collections of data); and any similar intellectual property or proprietary rights.

3.21          Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions in excess of one hundred twenty thousand dollars ($120,000), between Home or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Home or any of its Subsidiaries or any person who beneficially owns (calculated in accordance with Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Home Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Home) on the other hand, except those of a type available to employees of Home or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

3.22         State Takeover Laws. The Board of Directors of Home has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby Sections 3-601 through 3-605 of the MGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.23         Reorganization. Neither Home nor any of its Subsidiaries has taken any action and Home is not aware of any fact or circumstance that would reasonably be expected to prevent either the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24         Opinion. Prior to the execution of this Agreement, Home has received the oral opinion (to be confirmed in writing) from Keefe, Bruyette & Woods, Inc., to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to the shareholders of Home.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25          Home Information. The information relating to Home and its Subsidiaries that is provided by Home or its representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Proxy Statement (except for such portions thereof that relate only to Banner or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  For the avoidance of doubt, Home shall have no responsibility for the truth or accuracy of any information with respect to Banner or any of its Subsidiaries contained in the S-4 or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Agency.

3.26	Loan Portfolio.

(a)           As of the date hereof, neither Home nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Home or any Subsidiary of Home is a creditor that, as of August 31, 2013, was over ninety (90) days or more delinquent in payment of principal or interest (excluding any Loan that is a covered asset under a Shared-Loss Agreement), or (ii) Loans with any director, executive officer or 5% or greater shareholder of Home or any of its Subsidiaries, or to the knowledge of Home, any affiliate of any of the foregoing.  Set forth in Section 3.26(a) of the Home Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Home and its Subsidiaries that, as of August 31, 2013, were classified by Home as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” or “Loss,” or words of similar import, together with the principal amount thereof and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans, by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Home or any of its Subsidiaries that, as of August 31, 2013, was classified as “Other Real Estate Owned” and the book value thereof, indicating in the case of subparts (A) and (B) whether the Loan or asset is a covered asset under a Shared-Loss Agreement.

(b)           To Home’s knowledge, each Loan of Home and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Home and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)           Other than the purchased Loans described in Section 3.26(c) of the Home Disclosure Schedule and as set forth in Section 3.26(g), each Loan originated, administered and/or serviced by Home or any of its Subsidiaries was originated, and administered and/or serviced by Home or a Home Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Home and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) in effect at the time of origination and with all applicable federal, state and local laws, regulations and rules.

(d)           None of the agreements pursuant to which Home or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e)           There are no outstanding Loans made by Home or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Home or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)           Neither Home nor any of its Subsidiaries is now nor has it ever been since December 31, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g)           Home and its Subsidiaries have administered and serviced the Loans and leases purchased in July 2009 and August 2010 by Home Federal Bank from the FDIC as Receiver for Community First Bank and LibertyBank, in all material respects, in accordance with the relevant notes or other credit or security documents, the requirements of the Shared-Loss Agreements and with all applicable federal, state and local laws, regulations and rules.

3.27           Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Home, (a) Home and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Home reasonably has determined to be prudent and consistent with industry practice, and Home and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Home and its Subsidiaries, Home or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28           Shared-Loss Agreements.  To the knowledge of Home, Home Federal Bank (i) has not been underpaid or overpaid any amounts under the Shared-Loss Agreements by the FDIC, as Receiver, (ii) has timely and properly filed all reports and documents with the FDIC, as Receiver, in accordance with the terms of the Shared-Loss Agreements, and (iii) is not in default or violation of any of its duties or obligations under any of the Shared-Loss Agreements.

3.29	No Other Representations or Warranties.

(a)           Except for the representations and warranties made by Home in this Article III, neither Home nor any other person makes any express or implied representation or warranty with respect to Home, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Home hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Home nor any other person makes or has made any representation or warranty to Banner or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Home, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Home in this Article III, any oral or written information presented to Banner or any of its affiliates or representatives in the course of their due diligence investigation of Home, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Home acknowledges and agrees that neither Banner nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANNER

Except (a) as disclosed in the disclosure schedule delivered by Banner to Home concurrently herewith (the “Banner Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Banner Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Banner that such item represents an exception or fact, event or circumstance that is, or is reasonably likely to result in, a Material Adverse Effect, and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (A) any other section of Article IV specifically referenced or cross-referenced and (B) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Banner Reports (as defined in Section 4.12) filed with or furnished to the SEC by Banner since December 31, 2010 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Banner hereby represents and warrants to Home that the representations and warranties contained in this Article IV are true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article IV Standard or as otherwise provided in this paragraph.  No representation or warranty of Banner contained in this Article IV shall be deemed to be untrue or incorrect, and Banner shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events has had or is reasonably expected to have a Material Adverse Effect on Banner, without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties (the “Article IV Standard”), except as set forth immediately below.  The Article IV Standard shall not apply to: (x) the representations and warranties of Banner set forth in Section 4.2(a), Section 4.7 and Section 4.8(a), which shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are immaterial) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and (y) the representations and warranties of Banner set forth in Section 4.1(b) (but only with respect to the banking Subsidiaries of Banner), Section 4.2(b) (but only with respect to the banking Subsidiaries of Banner), Section 4.3(a) and Section 4.6(a) which shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date.

4.1	Corporate Organization.

(a)           Banner is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, and is a bank holding company duly registered under the BHC Act.  Banner has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Banner.  True and complete copies of the articles of incorporation of Banner (the “Banner Articles”) and bylaws of Banner (the “Banner Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Banner to Home.

(b)           Each Subsidiary of Banner (a “Banner Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Banner, and (iii) has all requisite corporate power and authority to own or lease its properties and assets as presently owned, operated or leased and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of Banner to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of each Subsidiary of Banner that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and to the knowledge of Banner, no proceedings for the termination of such insurance are pending or threatened.  Banner’s Annual Report on Form 10-K for the year ended December 31, 2012 includes a true and complete list of all Significant Subsidiaries of Banner, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, as of the date hereof.  True and complete copies of the organization and governing documents of each such Significant Subsidiary, as in effect as of the date hereof, have been previously made available by Banner to Home.

4.2	Capitalization.

(a)           The authorized capital stock of Banner currently consists of 50,000,000 shares of Banner Common Stock and 500,000 shares of preferred stock, par value $0.01 per share, of which no shares of preferred stock are issued or outstanding.  As of September 25, 2013, there were (i) 19,543,050 shares of Banner Common Stock issued and outstanding, including 5,898 shares of Banner Common Stock granted in respect of outstanding awards of restricted Banner Common Stock pursuant to an employment agreement with Mark J. Grescovich, 158,927 shares of Banner Common Stock granted in respect of outstanding awards of restricted Banner Common Stock under a Banner Stock Plan (a “Banner Restricted Stock Award”), (ii) 184,550 shares of Banner Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Banner Common Stock granted under a Banner Stock Plan (“Banner Stock Options”), (iii) 110,574 shares of Banner Common Stock reserved for issuance pursuant to future grants under the Banner Stock Plans, (iv) 243,998 shares of Banner Common Stock reserved for issuance upon the exercise of that certain warrant dated November 21, 2008 issued by Banner to the Treasury (the “TARP Warrant”) and (v) no other shares of capital stock or other voting securities of Banner issued, reserved for issuance or outstanding.  As used herein, the term “Banner Stock Plans” means all employee and director equity incentive plans of Banner in effect as of the date of this Agreement, true and complete copies of which have been previously made available by Banner to Home.  All of the issued and outstanding shares of Banner Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Banner may vote.  Except as set forth in its most recent Annual Report on Form 10-K, as of the date hereof, no trust preferred or subordinated debt securities of Banner or any of its Subsidiaries are issued or outstanding.  Other than Banner Stock Options outstanding on the date of this Agreement, Banner Restricted Stock Awards not included above as outstanding Banner Common Stock, the TARP Warrant, and issuance of shares of Banner Common Stock pursuant to Banner’s dividend reinvestment and stock purchase plan, as of the date hereof, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Banner to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.  To the knowledge of Banner, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Banner Common Stock or other equity interests of Banner.  Neither Banner nor any Banner Subsidiary is currently deferring interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates.

(b)           Except for the trust preferred securities issued by a Banner Subsidiary, Banner owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Banner Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Banner Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3	Authority; No Violation.

(a)           Banner has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Banner.  Except for the adoption and approval of the Bank Merger Agreement by Banner as the sole shareholder of Banner Bank, no other corporate proceedings on the part of Banner or any Banner Subsidiary are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Banner and (assuming due authorization, execution and delivery by Home) constitutes a valid and binding obligation of Banner, enforceable against Banner in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).  The Banner Common Stock to be issued in the Merger, has been (or will be) validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Banner will have any preemptive right or similar rights in respect thereof.

(b)           Neither the execution and delivery of this Agreement by Banner, nor the consummation by Banner or any of its Subsidiaries of the transactions contemplated hereby, nor compliance by Banner or any Banner Subsidiary with any of the terms or provisions hereof, will (i) violate any provision of the Banner Articles or Banner Bylaws, or the organization or governing documents of any Banner Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Banner, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Banner or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Banner or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Banner.

(c)           The Board of Directors of Banner Bank has adopted the Bank Merger Agreement, Banner, as the sole shareholder of Banner Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement will be duly executed by Banner Bank on the date of this Agreement.

4.4        Consents and Approvals. Except for the filings, notices, consents and approvals referred to in Section 3.4 hereof, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Banner of this Agreement or (ii) the consummation by Banner of the Merger and the consummation by Banner or any Banner Subsidiary of the other transactions contemplated hereby (including the Bank Merger).  As of the date hereof, Banner is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5        Reports. Banner and each of its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2010 with any Regulatory Agency, including any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and has paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Banner.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Banner and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Banner, investigation into the business or operations of Banner or any of its Subsidiaries since January 1, 2010, except where such proceedings or investigation would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Banner.  There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Banner or any of its Subsidiaries, and (y) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Banner or any of its Subsidiaries since January 1, 2010, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Banner.

4.6         Financial Statements.

(a)           The financial statements of Banner and its Subsidiaries included (or incorporated by reference) in the Banner Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Banner and its Subsidiaries, (ii)  fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Banner and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Banner and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Moss Adams LLP has not resigned (or informed Banner that it intends to resign) or been dismissed as independent public accountants of Banner as a result of or in connection with any disagreements with Banner on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)           Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Banner, as of the date hereof, neither Banner nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Banner included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2013, or in connection with this Agreement and the transactions contemplated hereby.

(c)           The records, systems, controls, data and information of Banner and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Banner or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Banner.  Banner (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Banner, including its Subsidiaries, is accumulated and communicated to the chief executive officer and the chief financial officer of Banner by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Banner’s outside auditors and the audit committee of Banner’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Banner’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Banner’s internal controls over financial reporting.  These disclosures were made in writing by management to Banner’s auditors and audit committee and a copy has previously been made available to Home.  There is no reason to believe that Banner’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)           Since January 1, 2010, (i) neither Banner nor any of its Subsidiaries, nor, to the knowledge of Banner, any director, officer, auditor, accountant or representative of Banner or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Banner or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Banner or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Banner or any of its Subsidiaries, whether or not employed by Banner or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Banner or any of its officers, directors, employees or agents to the Board of Directors of Banner or any committee thereof or to the knowledge of Banner, to any director or officer of Banner.

4.7         Broker’s Fees. With the exception of the engagement of D.A. Davidson & Co. related to the Merger and the other transactions contemplated hereunder, neither Banner nor any Banner Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8         Absence of Certain Changes or Events.

(a)           Since December 31, 2012, no event or events including Actions have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Banner.

(b)           Since December 31, 2012 to the date hereof, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Banner and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9	Legal Proceedings.

(a)           Except as would not reasonably be expected to result in a Material Adverse Effect on Banner, neither Banner nor any of its Subsidiaries is a party to any, and there are no pending or, to Banner’s knowledge, threatened Actions against Banner or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)           There is no material injunction, order, judgment, decree, or regulatory restriction imposed upon Banner, any of its Subsidiaries or the assets of Banner or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Banner or any of its affiliates).

4.10        Taxes and Tax Returns.  Each of Banner and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns that were required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  Neither Banner nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).  All material Taxes of Banner and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid other than Taxes that have been reserved or accrued on the balance sheet of Banner or its Subsidiaries or which Banner and/or its Subsidiaries is contesting in good faith.  Each of Banner and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Banner nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.  The federal income Tax Returns of Banner and its Subsidiaries for all years to and including 2007 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  Neither Banner nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Banner and its Subsidiaries or the assets of Banner and its Subsidiaries.  Banner has made available to Home true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.  Neither Banner nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Banner and its Subsidiaries).  Neither Banner nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Banner) or (b) has any liability for the Taxes of any person (other than Banner or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Banner nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Banner nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any predecessor provision) and neither Banner nor any of its

Subsidiaries has been notified of, or to the knowledge of Banner or its Subsidiaries has participated in, a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).  At no time during the past five (5) years has Banner been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.  There are no Liens for Taxes upon the assets of Banner or any of its Subsidiaries other than Liens for current Taxes not yet due and payable.  As of the date hereof, neither Banner nor its Subsidiaries has knowledge of any conditions which exist or which may fail to exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  No claim has ever been made by any Governmental Entity in a jurisdiction where Banner or a Banner Subsidiary does not file Tax Returns that Banner or such Subsidiary is or may be subject to taxation by that jurisdiction.  Neither Banner nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code.  Neither Banner nor any of its Subsidiaries has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise that will affect its liability for Taxes.

4.11         Employees.

(a)           For purposes of this Agreement, the term “Banner Benefit Plans” means all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, health disability or life insurance, supplemental retirement, salary continuation and other welfare and benefit plans, programs or arrangements, and all material retention, bonus, employment, termination, severance and change in control plans, programs, arrangements, contracts or agreements to or with respect to which Banner or any Banner Subsidiary or any trade or business of Banner or any of its Subsidiaries, whether or not incorporated, all of which together with Banner would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “Banner ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Banner or any of its Subsidiaries or any Banner ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Banner or any of its Subsidiaries or any Banner ERISA Affiliate.

(b)           Each Banner Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  Neither Banner nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, U.S. Department of Labor or any other Governmental Entity with respect to any Banner Benefit Plan, and neither Banner nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(c)           With respect to each Banner Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each a “Banner Qualified Plan”), the IRS has issued a favorable determination letter with respect to such Banner Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Banner, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Banner Qualified Plan or the related trust or increase the costs relating thereto.  No trust funding of any Banner Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d)           Each Banner Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(e)           No Banner Benefit Plan is subject to Title IV or Section 302 of ERISA.

(f)           None of Banner and its Subsidiaries nor any Banner ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or a Multiple Employer Plan, and none of Banner and its Subsidiaries nor any Banner ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g)           All contributions required to be made to any Banner Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Banner Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Banner.

(h)           There are no pending or threatened claims (other than claims for benefits in the ordinary course of business) or other Actions which have been asserted or instituted, and, to Banner’s knowledge, no set of circumstances exists which may reasonably give rise to any Action against the Banner Benefit Plans, any fiduciaries thereof with respect to their duties to the Banner Benefit Plans or the assets of any of the trusts under any of the Banner Benefit Plans which could reasonably be expected to result in any material liability of Banner or any of its Subsidiaries to any Governmental Entity any Multiemployer Plan, a Multiple Employer Plan, any participant in a Banner Benefit Plan, or any other party.

(i)           None of Banner and its Subsidiaries nor any Banner ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Banner Benefit Plans or their related trusts, Banner, any of its Subsidiaries, any Banner ERISA Affiliate or any person that Banner or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Banner or any of its Subsidiaries (other than a payment, right or benefit that has been waived in writing by such person), or result in any limitation on the right of Banner or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Banner Benefit Plan or related trust.

(k)           There are no pending or, to Banner’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Banner or any of its Subsidiaries, or any strikes or other material labor disputes against Banner or any of its Subsidiaries.  Except as listed in Section 4.11(k) of the Banner Disclosure Schedule, neither Banner nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Banner or any of its Subsidiaries and, to the knowledge of Banner, there are no organizing efforts by any union or other group seeking to represent any employees of Banner or any of its Subsidiaries.

4.12        SEC Reports. As of their respective filing dates, no Banner Report (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  For purposes of this Agreement, “Banner Reports” means each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Banner pursuant to the Securities Act or the Exchange Act since December 31, 2009.  As of their respective dates, all Banner Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Banner has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Banner Reports.

4.13        Compliance with Applicable Law. Banner and each of its Subsidiaries holds, and has at all times since December 31, 2010, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Banner, and to the knowledge of Banner no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Banner and each of its Subsidiaries complies, and has complied at all times since December 31, 2010, with and is not in violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Banner or any of its Subsidiaries, or their respective assets, properties, operations or employees, including all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, except for such non-compliances and violations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Banner.  Each Banner Subsidiary that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better.  Without limitation, none of Banner, or its Subsidiaries, or to the knowledge of Banner, any director, officer, employee, agent or other person acting on behalf of Banner or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Banner or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Banner or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Banner or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Banner or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Banner or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Banner or any of its Subsidiaries, or is currently subject to any United States sanctions administered by Treasury’s Office of Foreign Assets Control.

4.14        Agreements with Regulatory Agencies. Neither Banner nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2010, a recipient of any supervisory letter from, or since January 1, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, a “Banner Regulatory Agreement”), nor has Banner or any of its Subsidiaries been advised since January 1, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Banner Regulatory Agreement.

4.15       Risk Management Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Banner, any of its Subsidiaries or for the account of a customer of Banner or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Banner or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect.  Banner and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Banner’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Banner, Banner and its Subsidiaries are in compliance, and have complied, with all Environmental Laws.  There are no Actions, or, to the knowledge of Banner, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Banner or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Banner or any of its Subsidiaries, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Banner.  To the knowledge of Banner, there is no reasonable basis for any such Action that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Banner.  Neither Banner nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing.

4.17       Investment Securities and Commodities.

(a)           Each of Banner and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Banner or its Subsidiaries.  Such securities and commodities are valued on the books of Banner in accordance with GAAP in all material respects.

(b)           Banner and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Banner believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, Banner has made available to Home the material terms of such policies, practices and procedures.

4.18        Real Property. Banner or a Banner Subsidiary (a) has good title to all the real property reflected in the latest audited balance sheet included in the Banner Reports as being owned by Banner or a Banner Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Banner Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances (substituting for purposes hereof Banner Reports for Home Reports), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Banner Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Banner Leased Properties” and, collectively with the Banner Owned Properties, the “Banner Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (substituting for purposes hereof Banner Reports for Home Reports), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Banner’s knowledge, the lessor.  There are no pending or, to the knowledge of Banner, threatened condemnation proceedings against the Banner Real Property.

4.19       Intellectual Property. Banner and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on Banner: (a) (i) the use of any Intellectual Property by Banner and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Banner or any Banner Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Banner or any of its Subsidiaries that Banner or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to Banner’s knowledge, no person is challenging, infringing on or otherwise violating any right of Banner or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Banner or its Subsidiaries, and (c) neither Banner nor any Banner Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Banner or any Banner Subsidiary, and Banner and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Banner and its Subsidiaries necessary for the conduct of its business as currently conducted.

4.20       Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Banner or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of

Banner or any of its Subsidiaries or any person who beneficially owns (calculated in accordance with Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Banner Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Banner), on the other hand, except those of a type available to employees of Banner or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

4.21       Reorganization. Neither Banner nor any of its Subsidiaries has taken any action and Banner is not aware of any fact or circumstance that would reasonably be expected to prevent either the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.22       Banner Information. The information relating to Banner and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Banner and its Subsidiaries that is provided by Banner or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The S-4 (except for such portions thereof that relate only to Home or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.  For the avoidance of doubt, Banner shall have no responsibility for the truth or accuracy of any information with respect to Home or any of its Subsidiaries contained in the S-4 or the Proxy Statement or in any document submitted to, or other communication with, any Regulatory Agency.

4.23      Loan Portfolio.

(a)           As of the date hereof, except as set forth in Section 4.23(a) of the Banner Disclosure Schedule, neither Banner nor any of its Subsidiaries is a party to (i) any written or oral Loan in which Banner or any Subsidiary of Banner is a creditor with an outstanding balance of five hundred thousand dollars ($500,000) or more and under the terms of which the obligor was, as of August 31, 2013, over ninety (90) days or more delinquent in payment of principal or interest or (ii) Loans with any director, executive officer or 5% or greater shareholder of Banner or any of its Subsidiaries, or to the knowledge of Banner, any affiliate of any of the foregoing.

(b)           Except as would not reasonably be expected to have a Material Adverse Effect on Banner, each Loan of Banner and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Banner and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)           Except as would not reasonably be expected to have a Material Adverse Effect on Banner, each outstanding Loan of Banner and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Banner and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)           There are no outstanding Loans made by Banner or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Banner or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e)           Neither Banner nor any of its Subsidiaries is now nor has it ever been since December 31, 2010, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.24       Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Banner, (a) Banner and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Banner reasonably has determined to be prudent and consistent with industry practice, and Banner and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Banner and its Subsidiaries, Banner or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.25       Ownership of Home Common Stock.  Neither Banner nor any of its Subsidiaries owns any Home Common Stock, other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties.

4.26       No Other Representations or Warranties.

(a)           Except for the representations and warranties made by Banner in this Article IV, neither Banner nor any other person makes any express or implied representation or warranty with respect to Banner, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Banner hereby disclaims any such other representations or warranties.  In particular, without limiting the foregoing disclaimer, neither Banner nor any other person makes or has made any representation or warranty to Home or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Banner, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Banner in this Article IV, any oral or written information presented to Home or any of its affiliates or representatives in the course of their due diligence investigation of Banner, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Banner acknowledges and agrees that neither Home nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Home Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental

Entity, or with the prior written consent of Banner, during the period from the date of this Agreement to the Effective Time, Home shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Home or Banner or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals (as defined in Section 7.1(e)) or to consummate the transactions contemplated hereby.

5.2           Home Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, except as set forth in the Home Disclosure Schedule or as required by applicable law or a Governmental Entity, Home shall not, and shall not permit any of its Subsidiaries, without the prior written consent of Banner (which shall not be unreasonably withheld or delayed with respect to subsections (d), (g), (m), (n) and (r)), to:

(a)           Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any rights to acquire any such capital stock or ownership interest except pursuant to Home Stock Options outstanding on the date hereof.

(b)           Other Securities. Issue any other capital securities, including trust preferred or other similar securities, or other securities, debentures or subordinated notes.

(c)           Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than (A) dividends from wholly owned Subsidiaries to Home or to another wholly owned Subsidiary of Home or (B) the regular quarterly cash dividend on Home Common Stock in an amount not to exceed $0.06 per share, provided (x) the declaration and payment thereof shall be made in accordance with past practices and will not result in the receipt of a duplicating dividend on Banner Common Stock to be received in the Merger and (y) no such dividend shall be declared or paid if the payment thereof would adversely affect the ability of Home to satisfy the closing condition set forth in Section 7.2(d)); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or rights.

(d)           Compensation; Employment, Etc. (i) Enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer or employee of Home or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to rank and file employees, in each case in the ordinary course of business consistent with past practice, (C) severance in accordance with past practice and (D) changes that are required by applicable law; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or a more senior position; or (iv) pay aggregate expenses of more than fifteen thousand dollars ($15,000) in the aggregate for employees and directors to attend conventions or similar meetings after the date hereof.

(e)   Benefit Plans. Except as required by law, enter into, establish, adopt, modify, amend, renew, or terminate any Home Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder.

(f)   Dispositions. Sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value; or sell or transfer any portion of its deposit liabilities.

(g)   Leases or Licenses. Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property under which Home or its Subsidiaries is obligated to pay more than fifty thousand dollars ($50,000) and which is not terminable by Home or its Subsidiaries with sixty (60) days notice or less without penalty; or permit to lapse its rights in any material Intellectual Property.

(h)   Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any person, except as otherwise permitted by other subsections of this Section 5.2.

(i)   Loans, Loan Participations and Servicing Rights. Sell or acquire any Loans (excluding originations) or Loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving Banner or Banner Bank a first right of refusal to acquire such Loan or participation); or sell or acquire any servicing rights.

(j)   Governing Documents. Amend its organizational documents (or similar governing documents).

(k)   Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.

(l)   Contracts. Enter into or terminate any Home Contract or amend or modify in any material respect or renew any existing Home Contract.

(m)   Claims. Except in the ordinary course of business consistent with past practice and involving an amount not in excess of twenty-five thousand dollars ($25,000) (exclusive of any amounts paid directly or reimbursed to Home or any of its Subsidiaries under any insurance policy maintained by Home or any of its Subsidiaries), settle any Action. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could reasonably be determined to be material to Home and its Subsidiaries, taken as a whole.

(n)   Foreclose. Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report thereon; provided, however, that neither Home nor any of its Subsidiaries shall be required to obtain such a report with respect to one-to-four family, non-agricultural residential property of five (5) acres or less to be foreclosed upon unless it has reason to believe that such property contains hazardous substances known or reasonably suspected to be in violation of, or require remediation under, Environmental Laws.

(o)   Deposit Taking and Other Bank Activities. In the case of Home Federal Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.

(p)   Investments. (i) Purchase any equity securities or purchase any debt securities, other than securities (A) rated "AA" or higher by either Standard and Poor's Ratings Services or Moody's Investor Service, (B) with a weighted average life of not more than three (3) years and (C) otherwise in the ordinary course of business consistent with its current investment policy; or (ii) enter into or acquire any derivatives contract or structured note; enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.

(q)   Capital Expenditures. Purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of fifty thousand dollars ($50,000) individually or one hundred and fifty thousand dollars ($150,000) in the aggregate, except for emergency repairs or replacements.

(r)   Lending. (i) Make any material changes in its policies concerning Loan underwriting or which classes of persons may approve Loans or fail to comply with its existing policies relating to such matters; or (ii) make any Loans or extensions of credit except in the ordinary course of business consistent with past practice, provided any unsecured Loan or extension of credit in excess of one million dollars ($1,000,000) or any secured loan or extension of credit in excess of five million dollars ($5,000,000) shall require the prior written approval of the Chief Credit Officer of Banner Bank or his designee, which approval or rejection shall be given in writing within two (2) business days after the loan package is delivered to such individual.

(s)   Joint Ventures and Real Estate Development Operations. Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture, partnership or limited liability company; or engage in any new real estate development or construction activity.

(t)   Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of Home’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (iii) any of the conditions set forth in Article VII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(u)   Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(v)   Indebtedness and Guaranties. Incur any indebtedness for borrowed money; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(r).

(w)   Charitable Contributions. Make any charitable or similar contributions, except in amounts not to exceed five thousand dollars ($5,000) individually, and twenty thousand dollars ($20,000) in the aggregate.

(x)   New Lines of Business. Develop, market or implement any new line of business.

(y)   Tax Matters. Make, change or revoke any tax election, file any amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any liability with respect to disputed Taxes.

(z)   Performance of Obligations. Take any action that is likely to materially impair Home’s ability to perform any of its obligations under this Agreement or Home Federal Bank to perform any of its obligations under the Bank Plan of Merger.

(aa)   Commitments. Agree or commit to do any of the foregoing.

5.3           Banner Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Home, during the period from the date of this Agreement to the Effective Time, Banner shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Home or Banner or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals or to consummate the transactions contemplated hereby.

5.4           Banner Forbearances. Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Entity, or with the prior written consent of Home during the period from the date of this Agreement to the Effective Time, Banner shall not, and shall not permit any of its Subsidiaries to:

(a)           Governing Documents. Amend the Banner Articles or Banner Bylaws or similar governing documents of any of its Significant Subsidiaries in a manner that would adversely affect Home or any of its Subsidiaries.

(b)           Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of Banner’s representations and warranties set forth in this Agreement being or becoming untrue in any material respect; (iii) any of the conditions set forth in Article VII not being satisfied except as expressly permitted by this Agreement; or (iv) a violation of any provision of this Agreement.

(c)           Performance Obligations. Take any action that is likely to materially impair Banner’s ability to perform any of its obligations under this Agreement or Banner Bank to perform any of its obligations under the Bank Merger Agreement.  Nothing herein shall affect the unilateral right of Banner or Banner Bank to abandon the Bank Merger and terminate the Bank Merger Agreement as provided in the Bank Merger Agreement.

(d)           Commitments. Agree or commit to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Regulatory Matters.

(a)           As promptly as practicable following the date of this Agreement, Banner shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement, which will be prepared jointly by Banner and Home, will be included. Each of Banner and Home shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the S-4 or any related matters. Each of Home and Banner shall use its commercially reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the S-4 being declared effective, Home shall thereafter mail or deliver the Proxy Statement to its shareholders. Banner shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Home shall furnish all information concerning Home and the holders of Home Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to Home or Banner, or any of their respective affiliates, directors or officers, should be discovered by Home or Banner that should be set forth in an amendment or supplement to either the S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to Home’s shareholders.

(b)           In addition to their obligations pursuant to Section 6.1(a), Banner shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or “Blue Sky” laws and regulations promulgated thereunder and provide Home with copies of any such filings. Banner shall advise Home, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Banner Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the S-4, comments thereon from the SEC’s staff and each party’s responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the S-4 shall be filed without the approval of each of Home and Banner, which approval shall not be unreasonably withheld, delayed or conditioned.

(c)           Subject to the terms and conditions set forth in this Agreement, Banner and Home shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Home (in the case of Banner) or Banner (in the case of Home) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, expirations or terminations of waiting periods under the HSR Act or other antitrust laws, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Regulatory Agencies or other Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain expirations or terminations of waiting periods under the HSR Act or other antitrust laws, an approval or waiver from, or to avoid an action or proceeding by, any Regulatory Agency or other Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. In furtherance (but not in limitation) of the foregoing, Banner shall, and shall cause Banner Bank to, use commercially reasonable efforts to file any required applications, notices or other filings with the Federal Reserve Board, the DFI, the Idaho Department, the Oregon Division, and the FDIC within forty-five (45) days after the date hereof. Home and Banner shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Home or Banner, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies, and other Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(d)           Each of Banner and Home shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Banner, Home or any of their respective Subsidiaries to any Regulatory Agency or other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)           Each of Banner and Home shall promptly advise the other upon receiving any communication from any Regulatory Agency or other Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.2(e)).

6.2           Access to Information; Current Information; Attendance at Meetings.

(a)           Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Home and Banner shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party all other information concerning its business, properties and personnel as the other party may reasonably request. Home shall also provide the officers of Banner and/or Banner Bank with access to the personnel of Home Federal Bank relating to post-Merger duties, responsibilities and potential contractual arrangements to be effective on or after the Effective Time. Neither Home nor Banner, nor any of their Subsidiaries, shall be required to provide access to or to disclose information (i) where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement or (ii) relating to its board’s, officers, employees, agents, investment bankers, or financial advisers consideration or deliberation of the transactions contemplated hereby or, in the case of Home, except as expressly required herein, an Acquisition Proposal. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of part (i) of the preceding sentence apply.

(b)           Subject to the terms herein, Home shall permit, and shall cause its Subsidiaries to permit, Banner and/or an environmental consulting firm selected by Banner, at the sole expense of Banner, to conduct such Phase I and/or Phase II environmental audits, studies and tests on real property currently owned, leased or operated by Home or any of its Subsidiaries. In the event any subsurface or Phase II site assessments are conducted (which assessments shall be at Banner's sole expense), Banner shall (a) indemnify Home and its Subsidiaries for all costs and expenses associated with all damages, including but not limited to personal injury and property damage (including but not limited to returning the property to its condition prior to the Phase II) arising from or related to such assessments, (b) obtain and maintain itself, or cause all contractors who perform such assessments to obtain and maintain, insurance in coverage types and amounts, and by insurance carriers, reasonably acceptable to Home, and shall provide certificates of such insurance to Home at least ten (10) days before commencing such work, and (c) deliver to Home, no later than fifteen (15) days before commencing any and all such assessment work, a workplan prepared by the consultant who will perform the assessment work, which workplan shall identify details of the proposed assessment work to be conducted on behalf of Banner, and which workplan shall be subject to review and approval by Home, prior to the commencement of any such assessment work, which approval shall not be unreasonably withheld.

(c)           Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Home shall, upon the request of Banner, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of Banner regarding the financial condition, operations and business of Home and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. As soon as reasonably available, but in no event more than five (5) business days after filing, Home will deliver to Banner all reports filed by it or any of its Subsidiaries with any Regulatory Agency or other Government Entity subsequent to the date hereof including all financial and call reports filed with the Federal Reserve Board, the FDIC and the Idaho Department. Home will also deliver to Banner as soon as practicable all quarterly and annual financial statements of Home and its Subsidiaries prepared with respect to periods ending subsequent to June 30, 2013. As soon as practicable after the end of each month, Home will deliver to Banner in electronic form (i) the monthly deposit and loan trial balances of Home Federal Bank, (ii) the monthly analysis of Home Federal Bank's investment portfolio, and (iii) monthly balance sheet and income statement of Home and its Subsidiaries.

(d)           The Chief Executive Officer or Chief Financial Officer of Banner or Banner Bank or either of their designees (not to exceed one (1) person in the aggregate at any meeting) shall be invited and entitled to attend all meetings of the Home Board of Directors and the board of directors of Home Federal Bank (and loan and executive committee meetings); provided, however, such individuals (i) will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions of such boards or committees, (ii) shall be excluded from any portions of such meetings involving (A) discussion relating to the transactions contemplated by this Agreement or an Acquisition Proposal, (B) matters for which the inclusion of such individuals would or could reasonably be expected to violate applicable law, regulation or orders, decrees or determinations of a Government Entity, or (C) discussions relating to matters which are otherwise reasonably deemed by the Home Board of Directors to be confidential (together, “Home Board Confidential Matters”). Board packages and notices shall be submitted by Home and Home Federal Bank to the Chief Executive Officer of Banner for distribution to Banner's designated attendees simultaneously with their submission to board members; provided information relating to Home Board Confidential Matters may be excluded therefrom. The Chief Credit Officer of Banner Bank or his designee shall be invited and entitled to attend all recurring credit related meetings of Home Federal Bank; provided, however, such individual will attend such meetings in an observational capacity only and shall not participate in any deliberations or decisions.

(e)           All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of May 3, 2013 (the “Confidentiality Agreement”).

(f)           No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.3           Shareholder Meeting. Home shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Maryland and the Home Articles and Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the “Home Shareholder Meeting”) for the purpose of obtaining the Requisite Home Vote within ten (10) days following the date the S-4 is declared effective under the Securities Act (the “Notice Date”) and (B) schedule the Home Shareholder Meeting to take place on a date that is within forty-five (45) days after the Notice Date; (ii) use its commercially reasonable best efforts to (x) cause the Home Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Requisite Home Vote; and (iii) subject to Section 6.8, include in the Proxy Statement the recommendation that the Home shareholders approve this Agreement and the Merger (the “Home Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, Home shall not be required to hold the Home Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Home Shareholder Meeting.

6.4           Reservation of Common Stock; NASDAQ Listing.

(a)           Banner agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of Banner Common Stock to fulfill its obligations under this Agreement.

(b)           Banner shall use its commercially reasonable best efforts to cause the shares of Banner Common Stock to be issued to the holders of Home Common Stock in the Merger to be authorized for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.5           Employee Matters.

(a)           Following the Effective Time, Banner shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time employees of Home and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation programs which, in the aggregate, are substantially comparable to the employee benefits and compensation programs that are made available on a uniform and non-discriminatory basis to similarly situated employees of Banner or its Subsidiaries (other than Home and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Banner or its Subsidiaries; and (ii) until such time as Banner shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Banner or its Subsidiaries (other than Home and its Subsidiaries), a Covered Employee's continued participation in employee benefit plans and compensation programs of Home and its Subsidiaries that are continued by Banner or a Banner Subsidiary shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Banner Benefit Plans may commence at different times with respect to each Banner Benefit Plan).

(b)           To the extent that a Covered Employee becomes eligible to participate in a Banner Benefit Plan, Banner shall cause such Banner Benefit Plan to (i) recognize full-time years of prior service from the date of most recent hire of such Covered Employee with Home or its Subsidiaries for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the Effective Time under a comparable Home Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; and (ii) with respect to any Banner Benefit Plan that is a health, dental, vision plan or other similar plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Banner or its applicable Subsidiary shall use its commercially reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such Banner or Subsidiary plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Home Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (B) recognize any health, dental, vision or other similar expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c)           Prior to the Effective Time, Home shall take, and cause its Subsidiaries to take, all actions necessary or appropriate to cause the Home Federal Bank 401(k) and Employee Stock Ownership Plan (the “Home KSOP”) to be terminated immediately prior to the Effective Time. Such actions shall include amending the Home KSOP to allocate any excess amounts in the Unallocated Reserve (as defined in the Home KSOP) that may exist after consummation of the Merger. Upon termination of the Home KSOP, all affected participants shall become fully vested in their accounts under the Home KSOP determined in accordance with the terms of the Home KSOP and applicable law. As soon as reasonably practicable (but no later than thirty (30) days) after the Effective Time, Banner shall apply for and use reasonable best efforts to obtain a favorable determination letter from the IRS that the termination of the Home KSOP does not adversely affect the tax qualified status of the Home KSOP under Section 401(a) of the Code (the “Final Determination Letter”) ”).  As soon as reasonably practicable, Home shall cooperate with Banner as reasonably necessary for Banner to timely apply for the determination letter in accordance with the preceding sentence.  As soon as practicable after receipt of such Final Determination Letter, distribution of benefits under the Home KSOP shall be made to the Home KSOP participants in compliance with the terms of the Home KSOP and the Final Determination Letter.

(d)           Prior to the Effective Time, Home shall take, and shall cause its Subsidiaries to take, all actions requested by Banner that may be necessary or appropriate to (i) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Home Benefit Plan for such period as may be requested by Banner, or (ii) facilitate the merger of any Home Benefit Plan into any employee benefit plan maintained by Banner or a Banner Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(d) shall be subject to Banner's prior review and approval, which shall not be unreasonably withheld.

(e)           At the Effective Time, Banner shall, or it shall cause Banner Bank to, assume and honor the post-Effective Time obligations of Home and/or its Subsidiaries under (i) the Home General Severance Plan, and (ii) each Home Deferred Compensation Plan and (iii) each Home Change in Control Agreement.

(f)           Nothing in this Section 6.5 shall be construed to limit the right of Banner or any of its Subsidiaries (including, following the Closing Date, any Home Subsidiary) to amend or terminate any Home Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan. Nor shall anything in this Section 6.5 be construed to require Banner or any of its Subsidiaries (including, following the Closing Date, any Home Subsidiary) to retain the employment of any particular Covered Employee for any period of time following the Closing Date.

6.6           Officers' and Directors' Insurance; Indemnification.

(a)           For six (6) years from and after the Effective Time, Banner shall maintain officers' and directors' liability insurance covering the persons who are presently covered by Home's current officers' and directors' liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least substantially equivalent to the terms of said current policy, provided that it shall not be required to expend in the aggregate during the coverage period more than an amount equal to 150% of the annual premium most recently paid by Home (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto, and further provided that if Banner is unable to maintain or obtain the insurance called for by this Section 6.6(a), Banner shall use commercially reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request Home to obtain such tail coverage at Banner's expense prior to the Closing Date; provided, further, that officers and directors of Home or its Subsidiaries may be required to make application and provide customary representations and warranties to Banner's insurance carrier for the purpose of obtaining such insurance.

(b)           For a period of six (6) years from and after the Effective Date, Banner shall, and shall cause its Subsidiaries to, maintain and preserve the rights to indemnification of Home’s and its Subsidiaries’ officers, employees, directors and agents to the maximum extent permitted by any of the Home Articles, Home Bylaws, the governing documents of Home’s applicable Significant Subsidiaries, and applicable law with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including the Merger, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or Regulatory Agencies.

(c)           In connection with the indemnification provided pursuant to Section 6.6(b), Banner and/or a Banner Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each such indemnified person to the fullest extent permitted by law and Regulatory Agencies (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such indemnified person or multiple indemnified persons, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to Banner and (ii) will cooperate in the defense of any such matter.

(d)           This Section 6.6 shall survive the Effective Time, is intended to benefit each indemnified person (each of whom shall be entitled to enforce this Section against Banner), and shall be binding on all successors and assigns of Banner.

(e)           In the event Banner or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons, then, and in each such case, proper provision shall be made so that the successors and assigns of Banner assume the obligations set forth in this Section 6.6.

6.7           Exemption from Liability Under Section 16(b). Home and Banner agree that, in order to most effectively compensate and retain Home Insiders, both prior to and after the Effective Time, it is desirable that Home Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Home Common Stock into shares of Banner Common Stock in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 6.7. Assuming Home delivers to Banner in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of Home subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Home Insiders”), the Board of Directors of Banner and of Home, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause any dispositions of Home Common Stock and Restricted Shares by the Home Insiders, and any acquisitions of Banner Common Stock, or the stock issued pursuant to Section 1.4, by any Home Insiders who, immediately following the Merger, will be officers or directors of the Surviving Company subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.8           No Solicitation.

(a)           Home agrees that, except as expressly permitted by Section 6.8(b) or (c), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, and employees (the “Home Individuals”) not to, and will use its commercially reasonable best efforts to cause Home and its Subsidiaries’ agents, advisors and controlled affiliates, accountants, legal counsel, and financial advisors (the “Home Representatives”) not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets (“Home Confidential Information”) to, or have any discussions with, any person relating to, any Acquisition Proposal.

(b)           Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Mountain time) on October 24, 2013 (the “Non-Restricted Period”), Home, its Subsidiaries, the Home Individuals and the Home Representatives shall have the right to initiate, solicit and encourage any inquiry or the making of any proposal or offer that could reasonably result in a Superior Proposal (as defined in Section 6.8(f)), including by way of providing access to Home Confidential Information to any person pursuant to (but only pursuant to) a confidentiality agreement on customary terms.  Home shall promptly make available to Banner any material non-public information concerning Home or any of its Subsidiary that Home provides to any person given such access that was not previously made available by Banner, and may engage or enter into, continue or otherwise participate in any discussions or negotiations with any persons or groups of persons with respect to any potential Superior Proposal or otherwise cooperate with or assist or participate in, or facilitate any inquiry, proposal, discussion or negotiation or any other effort that could lead to a Superior Proposal, including through the waiver or release by Home, at its sole discretion, of any preexisting standstill or similar agreements with any persons solely to the extent necessary to permit such person to make or amend an Acquisition Proposal or otherwise engage with Home in discussions regarding  a proposal that could reasonably be expected to lead to a Superior Proposal.

(c)           Notwithstanding anything to the contrary in Section 6.8(a), at any time from the date of this Agreement and prior to obtaining the Requisite Home Vote, in the event Home receives an unsolicited Acquisition Proposal (as defined in Section 6.8(f)) and the Board of Directors of Home determines in good faith that there is a reasonable likelihood that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, Home may, and may permit its Subsidiaries and the Home Individuals and the Home Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Home than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), (ii) furnish or cause to be furnished Home Confidential Information to the person or persons making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement,  and (iii) negotiate and participate in such negotiations or discussions with the person or persons making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Home determines in good faith (following consultation with counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law.

(d)           The Board of Directors of Home shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Banner, the Home Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Banner the Home Board Recommendation (any such action, a “Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of Home (including any committee thereof) may, at any time prior to obtaining the Requisite Home Vote, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Home determines in good faith (after consultation with counsel) constitutes a Superior Proposal; provided, however, that the Board of Directors of Home may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given Banner at least four (4) business days, following Banner’s initial receipt of written notice that the Board of Directors of Home has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by Banner, the Board of Directors of Home determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal.

(e)           Home will promptly (and in any event within two (2) business days) advise Banner in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and will keep Banner apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a current basis.

(f)           As used in this Agreement, the following terms have the meanings set forth below:

“Acquisition Proposal” means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Home or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Home or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Superior Proposal” means a written Acquisition Proposal that the Board of Directors of Home concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of “Superior Proposal,” the references to “more than 20%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

6.9           Notification of Certain Matters. Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Each of Home and Banner shall promptly inform the other in writing upon receiving notice of any Action by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.

6.10           Correction of Information. Each of Home and Banner shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account the Article III Standard or Article IV Standard, as applicable, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.

6.11           Certain Policies. Prior to the Effective Time, to the extent permitted by law, Home shall, and shall cause its Significant Subsidiaries to, consistent with GAAP and on a basis reasonably satisfactory to Banner, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied prior to the Effective Time on a basis that is consistent with that of Banner and its Significant Subsidiaries; provided, however, that Home shall not be obligated to take any such action pursuant to this Section 6.11 unless and until (a) Banner irrevocably acknowledges to Home in writing that all conditions to its obligation to consummate the Merger have been satisfied; (b) Banner irrevocably waives in writing any and all rights that it may have to terminate this Agreement; and (c) the Requisite Home Vote has been obtained.

6.12           System Integration. From the date hereof until the Effective Time, Home shall cause Home Federal Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Home Federal Bank's data processing consultants and software providers to, cooperate and assist Home Federal Bank and Banner Bank in connection with the planned electronic and systematic conversion of all applicable data of Home Federal Bank to the Banner Bank system to occur after the Effective Time, including the training of Home Federal Bank employees without undue disruption to Home Federal Bank's business, during normal business hours and at the expense of Banner or Banner Bank (not to include Home Federal Bank's employee payroll).

6.13           Coordination; Integration. Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Home shall cause the Chief Executive Officer and Chief Financial Officer of Home Federal Bank to assist and confer with the officers of Banner Bank, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of Banner Bank, as the resulting institution in the Bank Merger.

6.14           Tax Matters.

(a)           This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b)           Banner and Home shall each use its commercially reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the opinions set forth in Section 7.3(c).

(c)           The Chief Financial Officer of each of Banner and Home shall execute and deliver to Silver, Freedman & Taff, L.L.P., special tax counsel for Banner, and Vorys, Sater, Seymour and Pease, LLP , special tax counsel for Home, certificates substantially in the form agreed to by the Parties and such firms at such time or times as may reasonably be requested by such firms, including at the time the S-4 is filed with the SEC and the Effective Time, in connection with such special tax counsel’s respective delivery of its tax opinion pursuant to Section 7.3(c). Each of Banner and Home shall use its commercially reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 6.14(c).

6.15           Delivery of Agreements. Home shall cause the executed Voting Agreements and Non-Compete Agreements to be delivered to Banner prior to or simultaneously with the execution and delivery of this Agreement.

6.16           Pre-Closing Deliveries. At least ten (10) business days prior to the Closing Date, Home shall deliver to Banner a statement of the Home Closing Tangible Net Worth in balance sheet format, the Transaction Costs and updated 280G calculations with respect to each disqualified individual, in each case with all necessary and appropriate supporting information and documentation that is satisfactory to Banner.

ARTICLE VII

CONDITIONS PRECEDENT

7.1           Conditions to Each Party's Obligations. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Home and Banner, at or prior to the Closing Date of the following conditions:

(a)           Shareholder Approval. The Requisite Home Vote shall have been obtained.

(b)           NASDAQ Listing. The shares of Banner Common Stock to be issued in exchange for Home Common Stock in the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c)           S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d)           No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement shall be in effect.

(e)           Regulatory Approvals. All regulatory authorizations, consents, orders or approvals from (A) the Federal Reserve Board, the FDIC, the DFI, the Idaho Department and the Oregon Division, as applicable and (B) any other approvals set forth in Section 3.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Company, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

7.2           Conditions to Obligations of Banner. The obligation of Banner to effect the Merger is also subject to the satisfaction, or, to the extent permitted by law, waiver by Banner, at or prior to the Closing Date, of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Home set forth in Article III shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article III Standard or the last sentence of the introductory paragraph of Article III, whichever is applicable.  Banner shall have received a certificate signed on behalf of Home by the Chief Executive Officer and the Chief Financial Officer of Home to the foregoing effect.

(b)           Performance of Obligations of Home. Home shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Banner shall have received a certificate signed on behalf of Home by the Chief Executive Officer or the Chief Financial Officer of Home to such effect.

(c)           Third Party Consents. Home shall have obtained the written consent of the counterparties to the contracts set forth on Exhibit E, in form and substance reasonably satisfactory to Banner, to enable Banner or a Banner Subsidiary to receive the full benefit under such contracts following the consummation of the transaction contemplated by this Agreement.

(d)           Minimum Home Closing Tangible Net Worth. The Home Closing Tangible Net Worth shall not be less than one hundred fifty-five million dollars ($155,000,000).

(e)           Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained without the imposition of any condition or requirement, which individually or in the aggregate, is reasonably deemed unduly burdensome by Banner including any condition that would restrict the conduct of business by Banner Bank or would increase the minimum regulatory capital requirements of Banner or Banner Bank (an “Unduly Burdensome Condition”).

(f)           Shared-Loss Agreements. Home or Home Federal Bank has secured written consents from the FDIC, as Receiver, under all applicable Shared-Loss Agreements to ensure that there will be no adverse change in loss coverage under any of the Shared-Loss Agreements by reason of the consummation of any of the transactions contemplated by this Agreement.  Such written consents shall be reasonably satisfactory to Banner.

7.3           Conditions to Obligations of Home. The obligation of Home to effect the Merger is also subject to the satisfaction or waiver by Home at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Banner set forth in Article IV shall be true and correct as of the date of this Agreement and (except to the extent such representatives and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, in each case in accordance with the Article IV Standard or the last sentence of the introductory paragraph of Article IV, whichever is applicable.  Home shall have received a certificate signed on behalf of Banner by the Chief Executive Officer and the Chief Financial Officer of Banner to the foregoing effect.

(b)           Performance of Obligations of Banner. Banner shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Home shall have received a certificate signed on behalf of Banner by the Chief Executive Officer or the Chief Financial Officer of Banner to such effect.

(c)           Tax Opinion. Home shall have received an opinion of Vorys, Sater, Seymour and Pease, LLP and a copy of the opinion of Silver, Freedman & Taff, L.L.P. rendered to Banner, each dated as of the Closing Date and based on facts, representations and assumptions described in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and in the case of the opinion of Silver, Freedman & Taff, L.L.P., that the Bank Merger will not adversely affect the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Vorys, Sater, Seymour and Pease, LLP and Silver, Freedman & Taff, L.L.P. will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of Banner and Home as referenced to in Section 6.14(c).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1           Termination. This Agreement may be terminated at any time prior to the Effective Time, by action authorized by the Board of Directors of a party, whether before or after the Requisite Home Vote, as follows:

(a)           by mutual written consent of the Parties;

(b)           by either Home or Banner, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if such denial is attributable to the failure of such party to perform any covenant in this Agreement required to be performed prior to the Effective Time;

(c)           by either Home or Banner, if the Merger shall not have been consummated on or before May 31, 2014 unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d)           by either Home or Banner (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Home, in the case of a termination by Banner, or Banner, in the case of a termination by Home, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within twenty (20) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e)           by Banner if (i) the Board of Directors of Home (or any committee thereof) shall have failed to make the Home Board Recommendation or made a Change in Recommendation, or (ii) Home shall have materially breached any of the provisions set forth in Section 6.8;

(f)           by Home prior to obtaining the Requisite Home Vote in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.8; provided, however, that Home has (i) not materially breached the provisions of Section 6.8, and (ii) complied with its payment obligation under Section 8.4(b);

(g)           by either Home or Banner, if the provisions of Section 8.1(e) are not applicable and the shareholders of Home fail to provide the Requisite Home Vote at the Home Shareholder Meeting or at an adjournment or postponement thereof; or

(h)           by Home within two (2) business days after the tenth (10th) day immediately preceding the Closing Date if:

(i)
the Banner Average Closing Price is less than $26.00 but not less than $24.00 (as such price is appropriately adjusted for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Banner Common Stock declared or effected after the date hereof and prior to the tenth (10th) day immediately preceding the Closing Date) and the number obtained by dividing the Banner Average Closing Price by $37.66 (the “Closing Price Change Ratio”) is less than the number obtained by (A) dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and (B) then multiplying the quotient so obtained by 0.90 (the “Index Change Ratio”); or

(ii)
the Banner Average Closing Price is less than $24.00 (as such price is appropriately adjusted for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Banner Common Stock declared or effected after the date hereof and prior to the tenth (10th) day immediately preceding the Closing Date); provided however, a termination by Home pursuant to this Section 8.1(h) shall have no force or effect if Banner agrees in writing within two (2) business days after receipt of written notice of such termination (x) in the case of a termination pursuant to Section 8.1(h)(i), to increase the Aggregate Stock Consideration by a number of shares of Banner Common Stock obtained by multiplying 2,904,000 (as appropriately adjusted for any reverse stock split, recapitalization, reclassification, or similar transaction with respect to the then outstanding shares of Banner Common Stock declared or effected after the date hereof and prior to the tenth (10th) day immediately preceding the Closing Date) by the difference between the Index Change Ratio and the Closing Price Change Ratio or (y) in the case of a termination pursuant to Section 8.1(h)(ii), that the Aggregate Stock Consideration shall be equal to a number of shares of Banner Common Stock equal to the quotient obtained by dividing $69,696,000 by the Banner Average Closing Price.

For purposes of this Section 8.1(h), the following terms shall have the meaning indicated below:

“Final Index Price” means (a) the sum of the Final Average Price for each company comprising the Index Group, divided by (b) nine (9).

“Final Average Price” means, with respect to any company belonging to the Index Group, the average of the volume weighted closing price (rounded to the nearest one ten thousandth) of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded for the twenty (20) trading days immediately preceding the tenth (10th) day prior to the Closing Date.

“Index Group” means the 9 financial institutions listed on Exhibit F attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the date hereof and ending on the eleventh (11th) day immediately preceding the Closing Date.  In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date hereof and ending on the eleventh (11th) day immediately preceding the Closing Date, such company will be removed from the Index Group, and the remaining companies will be adjusted proportionately for the purposes of the determining the Final Index Price and the Initial Index Price.

“Initial Index Price” (a) means the sum of the Initial Price for each Index Group member, divided by (b) nine (9).

“Initial Price” means the price per share of the common stock of each company comprising the Index Group, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on September 24, 2013, which amount may be adjusted as described hereinabove in the definition of “Index Group.”

The party desiring to terminate this Agreement pursuant to any of clause (b) through (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2           Effect of Termination. In the event of termination of this Agreement by either Home or Banner as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Home, Banner, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating party shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

8.3           Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne by Home, and all filing and other fees in connection with any filing with the SEC, which shall be borne by Banner, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

8.4           Termination Fee.

(a)           If this Agreement is terminated pursuant to Section 8.1(e), then Home shall immediately following such termination, pay Banner an amount equal to 4.0% of the sum of (i) the Aggregate Cash Consideration, plus (ii) the product of the Aggregate Stock Consideration multiplied by the Banner Average Closing Price (calculated using the date of termination of this Agreement rather than the Closing Date) (the “Base Termination Fee”) in same-day funds.

(b)           If this Agreement is terminated pursuant to Section 8.1(f), then (i) if such termination occurs within thirty (30) days of the date hereof, Home shall pay Banner simultaneously with such termination an amount equal to two million eight hundred seventy-five thousand dollars

($2,954,469) (the “Reduced Termination Fee”) in same-day funds or (ii) if such termination occurs later than thirty (30) days after the date hereof, Home shall pay the Base Termination Fee to Banner simultaneously with such termination in same-day funds.

(c)           If this Agreement is terminated by either party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within one (1) year of such termination Home or any of its Significant Subsidiaries either (A) enters into a definitive agreement with respect to an Acquisition Proposal or (B) consummates an Acquisition Proposal, Home shall immediately pay Banner the Base Termination Fee in same-day funds. For purposes of clauses (A) and (B) above, the reference to 20% in the definition of Acquisition Proposal shall be 50%.

(d)           The payment of the Base Termination Fee or Reduced Termination Fee, as applicable, shall fully discharge Home from any and all liability under this Agreement and related to the transactions contemplated herein, and Banner shall not be entitled to any other relief or remedy against Home. If the Base Termination Fee or Reduced Termination Fee, as applicable, is not payable, Banner may pursue any and all remedies available to it against Home on account of a willful and material breach by Home of any of the provisions of this Agreement. Moreover, if the Base Termination Fee is payable pursuant to Section 8.1(e)(ii), Banner shall have the right to pursue any and all remedies available to it against Home on account of the willful and material breach by Home of Section 6.8 in lieu of accepting the Base Termination Fee under Section 8.4(a). Home may pursue any and all remedies available to it against Banner on account of a willful and material breach by Banner of any of the provisions of this Agreement.

8.5           Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Home; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Home, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.6           Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1           Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place on a date no later than the last day of the month (but no earlier than five (5) business days) after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).

9.2           Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3           Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Banner, to:

Banner Corporation
10 South First Avenue
Walla Walla, Washington 99362
Attention:  Mark J. Grescovich, Chief Executive Officer
Facsimile: (509) 526-8891

with a copy to:

Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Attention:  John F. Breyer, Jr.
Facsimile: (703) 883-2511

(b)	if to Home, to:

Home Federal Bancorp, Inc.
500 12th Avenue South
Nampa, Idaho 83651
Attention:  Len E. Williams, Chief Executive Officer
Facsimile: (208) 468-5011

with a copy to:

Vorys, Sater, Seymour and Pease, LLP
301 East Fourth Street
Suite 3500
Cincinnati, Ohio 45202
Attention: Kimberly J. Schaefer
Facsimile: (513) 852-7892

    9.4           Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5           Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6           Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7           Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Washington applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles or any other principle that could require the application of the application of the law of any other jurisdiction. The Parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington. Each of the Parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8           Publicity. Neither Home nor Banner shall, and neither Home nor Banner shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Banner, in the case of a proposed announcement or statement by Home, or Home, in the case of a proposed announcement or statement by Banner; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

9.9           Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each indemnified person referenced therein, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement.

9.10           Specific Performance; Time of the Essence. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.

     Banner and Home have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BANNER CORPORATION

By: /s/Mark J. Grescovich
Name: Mark J. Grescovich
Title: President and Chief Executive Officer

HOME FEDERAL BANCORP, INC.

By: /s/Len E. Williams
Name: Len E. Williams
Title: President and Chief Executive Officer